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                                April 13, 2022

       Frank C. Ingriselli
       Chief Executive Officer
       Trio Petroleum Corp.
       5401 Business Park, Suite 115
       Bakersfield, CA 93309

                                                        Re: Trio Petroleum
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 17,
2022
                                                            CIK No. 0001898766

       Dear Mr. Ingriselli:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 17, 2022

       Prospectus Summary, page 3

   1.                                                   We note your disclosure
that Measure Z, if upheld by California   s Supreme Court, may
                                                        increase regulations in
Monterey County and materially affect your business. Please
                                                        revise to describe
Measure Z and to clarify how it would materially affect your business, if upheld.
       Risk Factors, page 12

   2. We note your disclosure on page 24 that your certificate of incorporation and bylaws will identify the Court of
Chancery of the State of Delaware as the exclusive forum for certain litigation. Please
reconcile such disclosure with the risk factor caption that refers to "state
 Frank C. Ingriselli
FirstName   LastNameFrank C. Ingriselli
Trio Petroleum  Corp.
Comapany
April       NameTrio Petroleum Corp.
       13, 2022
April 213, 2022 Page 2
Page
FirstName LastName
         or federal court located within the state of Delaware" as the exclusive forum for certain claims. We also note your disclosure that the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or the rules and regulations thereunder. Please revise to clarify whether you are referring to the exclusive forum provisions set forth in both your certificate of incorporation and your bylaws.
Business
Description of Oil and Gas Property and Current Operations, page 45

3. Expand your disclosure to provide the number of net productive and dry development and exploratory wells drilled during each of the last three fiscal years. Refer to Item 1205 of
         Regulation S-K.
4. Please expand the description of your oil and gas property to separately disclose the total gross and net developed and undeveloped acreage amounts. Refer to Items 1208(a),
         1208(b) and the definitions in Item 1208(c) of Regulation S-K.
5. Your filing identifies six existing wells on your leases. Please expand your disclosure to provide the total number of gross and net productive wells on your acreage. Refer to Item
         1208(a) and the definitions in Item 1208(c) of Regulation S-K. Evaluation and Review of Hydrocarbons In-Place, Reserves, and Net Revenue, page 46

6. You disclose that KLS Petroleum Consulting LLC ("KLSP") prepared a third party report entitled "Reserves Attributable to Trio Petroleum Corp South Salinas Area for
         Development Plans Phases 1 and 2" and a parallel and related analysis prepared by KLSP for the entire project. Please expand the disclosure under Experts on page 78 to acknowledge your third party engineering firm, obtain and file a copy of your third party's reserve reports and their consent as exhibits to the Registration Statement on Form S-1.
         Refer to Item 1202(a)(8) of Regulation S-K, the disclosure requirements for the reserves report pursuant to Items 1202(a)(8)(i) through (x) of Regulation S-K, and Item
         (601)(b)(23) of Regulation S-K regarding consents, respectively.
7. Please expand the description of the evaluation of your reserves to discuss the internal controls used by Trio Petroleum Corporation in its reserves estimation effort and disclose the qualifications of the technical person within Trio Petroleum Corporation primarily responsible for overseeing the preparation of the reserves estimates. Refer to Item
         1202(a)(7) of Regulation S-K.
8. Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to Item
         1202(a)(6) of Regulation S-K.
Disclosure of Original Hydrocarbons In-Place at November 1, 2021, page 47

9. We note that you disclose estimates of the net quantities of hydrocarbons in-place, e.g.
 Frank C. Ingriselli
Trio Petroleum Corp.
April 13, 2022
Page 3
         OOIP and OGIP, and acknowledge on page 47 that these estimates are not reserves.
          The Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publicly filed with the Commission of estimates of oil or gas resources other than reserves, while Item 1201(c) of Regulation S-K indicates that any estimates disclosed should conform to the definitions set forth in Rule 4-10(a) of Regulation S-X. If your estimates do not meet the reserve definitions under Rule 4-10(a) of Regulation S-X, such disclosures, along with your disclosure of the estimates of the net quantities of hydrocarbons in-place presented throughout the Registration Statement on Form S-1 should be removed.

Disclosure of Reserve Volumes and Reserve Values at November 1, 2021, page 48

10. Please expand your discussion to disclose the total number of wells, the related activities including the permits and infrastructure required, timing and dollar amounts of expenditures attributed to the full field development, e.g. the Entire Project. Refer to Rule
         4-10(a)(26) of Regulation S-X.
11. Please expand the tabular presentation of probable and possible reserves, by individual product type, to additionally provide the net quantities of these reserves that are developed and undeveloped as of November 1, 2021 for each of the development phases that you disclose. Refer to Item 1202(a)(2) of Regulation S-K.
12. Please revise the tabular presentation provided on page 49 and the disclosures presented throughout the Registration Statement on Form S-1 to remove the arithmetic summation of information relating to the individual estimates from probable and possible reserve categories. Additionally, expand your disclosure to include a discussion of the uncertainty relating to your probable and possible reserves and incorporate the appropriate cautionary language indicating such estimates and the related future cash flows have not been adjusted for risk due to that uncertainty, and therefore they may not be comparable with each other and should not be summed arithmetically with each other. Refer to Item
         1202(a)(5) of Regulation S-K and to question 105.01 in the Compliance and Disclosure
         Interpretations (   C&DIs   ) regarding Oil and Gas Rules.
13. If you disclose the estimated net quantities of your probable and possible reserves in terms of a product in barrels of equivalent, then expand your disclosure to provide the basis for such equivalency. Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.
Principal Stockholders, page 59

14. We note your disclosure in note 7 to the table on page 60 that certain of the shares held by
FirstName LastNameFrank C. Ingriselli
       Stan Eschner were issued pursuant to an escrow agreement with Trio Petroleum Corp.
Comapany   NameTrio
       Please revise toPetroleum  Corp.
                        disclose any material terms of such escrow agreement. April 13, 2022 Page 3
FirstName LastName
 Frank C. Ingriselli
FirstName   LastNameFrank C. Ingriselli
Trio Petroleum  Corp.
Comapany
April       NameTrio Petroleum Corp.
       13, 2022
April 413, 2022 Page 4
Page
FirstName LastName
Exhibits

15. Please file the following agreements as exhibits, or tell us why you do not believe they are required to be filed:

                the Purchase and Sale Agreement with Trio Petroleum, LLC;
                the note payable to Trio Petroleum LLC, and any amendments to such agreement;
                agreements relating to the registrant's leases described on page F-15; and
                the Securities Purchase Agreement with GPL Ventures, LLC described on page F-17, and any related promissory notes.

         Refer to Item 601(b)(2) and Item 601(b)(10) of Regulation S-K.
General

16.      Certain of your disclosures appear to refer to the South Salinas
Project as an
         approximately 8,600 acreage property, while other disclosures refer to the "10,000-acre
         South Salinas Project." Please reconcile or advise.
17. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Robert Cohen